Exhibit 3.01

CERTIFICATE OF AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SWK HOLDINGS CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, SWK Holdings Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph to Article IV:

“Effective at 5:00 p.m. Eastern Time on September 15, 2015 (the “Reverse Stock Split Effective Time”), each 100 shares of common stock, par value $0.001 per share, of the Corporation (“Common Stock”) issued and outstanding immediately prior to the Reverse Stock Split Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). Holders with less than 1 share of Common Stock following the Reverse Stock Split will have their shares cancelled and will have the right to receive cash in lieu of such shares (the “Cashed-Out Holders”).”

2. The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SWK Holdings Corporation has caused this Certificate to be executed by its duly authorized officer on this 15th day of September, 2015.

SWK HOLDINGS CORPORATION

By:	/s/ J. Brett Pope
Name:	J. Brett Pope
Title:	CEO